FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month(s) of  August 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F   X

        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2003

   "R. Michael Jones"

R. MICHAEL JONES

President, CEO

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.         REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 - 409 Granville Street Vancouver BC, V6C 1T2

Telephone: (604) 899-5450     Facsimile:(604) 484-4710

ITEM 2.       Date of Material Change

August 11, 2004

ITEM 3.            PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated Aug 11, 2004 to the TSX-VE

ITEM 4.            SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd reports well-mineralized intercepts from Holes 9 to Hole 15 of its Phase 2 drill program at the Lakemount Project near Wawa, Ontario. The results confirm the presence of a large scale nickel, copper, platinum and palladium mineralized system currently over 800 metres in strike length and 200 metres in depth.

ITEM 5.             FULL DESCRIPTION OF MATERIAL CHANGE

See News Release dated August 11, 2004.

ITEM 6.            RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.           OMITTED INFORMATION   N/A

ITEM 8.              SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO  Phone: (604) 899-5450

ITEM 9.             STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 17th day of August, 2004.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

800 - 409 Granville Street, Vancouver BC, V6C 1T2

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 04-88	News Release	August 11, 2004

NICKEL COPPER PLATINUM PALLADIUM DRILL INTERCEPTS FROM LAKEMOUNT, PHASE 3 DRILL PROGRAM NOW UNDERWAY

Platinum Group Metals Ltd (PTM-TSX.V) reports well-mineralized intercepts from Holes 9 to Hole 15 of its Phase 2 drill program at the Lakemount Project near Wawa, Ontario. The results confirm the presence of a large scale nickel, copper, platinum and palladium mineralized system currently over 800 metres in strike length and 200 metres in depth. The mineralization remains open at depth. Modelling of the system confirms the potential for areas of better grade than the average grade from 146 holes of drilling dating back to 1942. Phase 3 drilling is now underway for a minimum of 1500 metres of drilling on specific targets. The targets have been selected based on the results of PTM's previous drilling, 3 dimensional modelling of previous holes, and PTM's recent detailed airborne and down-hole geophysics. The down-hole geophysics has provided high priority targets of strong conductors located near but "off-hole". The "off-hole" conductor from Hole 16 for example may be the source of massive sulphide clasts intercepted in this hole.

Hole 16 reported an intercept of 0.74 % nickel, 0.56% copper, and 0.767 grams per tonne of platinum, palladium and gold over an intercept of 11.0 metres, including an intercept of 1.54 % nickel, 0.89 % copper, and 1.171 grams per tonne of platinum, palladium and gold over 2.6 metres.  The extension of this material and other high grade intercepts at Lakemount is the focus of the phase 3 drilling.

Results from Hole 16 compare well to the previously reported Hole 6 intercept of 0.74 % nickel, 0.67 % copper, and 0.93 grams per tonne of platinum, palladium and gold over 5.5 metres and to the previously reported Hole 8 results of 0.87 % nickel, 0.48 % copper, and 0.588 grams per tonne of platinum, palladium and gold over 13.0 metres, including an intercept of 1.40 % nickel, 0.69 % copper, and 0.769 grams per tonne of platinum, palladium and gold over 5.0 metres. Phase 3 drilling will focus on expanding these zones and the areas between these holes.

Preliminary economic target modelling for the project has also been completed by PTM and this confirmed the attractive nature of the Lakemount Project given its favourable location on a paved highway 350 kilometres from the eight smelting and refining facilities in Sudbury.

The Lakemount Project is located 10 kilometres east of Wawa, Ontario along Highway 101 and covers an area approximately 4 by 6 kilometres. The highway and logging roads provide easy access to the known mineralized zones. Under an option agreement with Western Prospector Group Ltd., PTM can earn and purchase up to a 62% interest in the Lakemount Project from Western Prospector Ltd. and the underlying vendors.

Hole No	Grid	Grid			From	To	Intercept	Pt	Pd	Au	3PGE Pt+Pd+Au	Cu	Ni
	West	North	Azimuth	Dip
	(m)	(m)	(degrees)	(degrees)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)	(g/t)%		%
LK-03-09	882	202	205	-60	127.30	129.00	1.70	0.078	0.073	0.013	0.164	0.04	0.30
					143.00	147.00	4.00	0.090	0.065	0.038	0.193	0.13	0.27
					151.00	158.00	7.00	0.071	0.050	0.027	0.148	0.11	0.21
					163.00	168.00	5.00	0.098	0.052	0.034	0.184	0.17	0.23

LK-03-10	202	882	205	-75	84.00	86.00	2.00	0.110	0.078	0.051	0.239	0.20	0.40
					106.00	108.00	2.00	0.043	0.034	0.022	0.099	0.07	0.25
					176.00	178.00	2.00	0.038	0.029	0.017	0.084	0.06	0.20
					197.00	198.00	1.00	0.062	0.053	0.025	0.140	0.08	0.24
					199.00	200.00	1.00	0.051	0.038	0.018	0.107	0.10	0.19
					204.00	206.00	2.00	0.203	0.115	0.058	0.376	0.22	0.22
					235.00	238.60	3.60	0.098	0.061	0.016	0.176	0.09	0.09
					266.00	278.00	12.00	0.283	0.180	0.061	0.524	0.37	0.45
including					268.00	277.00	9.00	0.342	0.217	0.069	0.628	0.41	0.53

LK-03-11	203	882	25	-45	74.00	75.00	1.00	0.144	0.124	0.079	0.347	0.23	0.41

LK-03-12	1976	670	40	-45	No significant values
LK-03-13	1976	670	190	-45	No significant values

LK-03-14	1976	670	190	-70	43.45	43.65	0.20	0.006	0.008	0.003	0.017	0.23	0.33

LK-03-15	628	133	180	-45	87.50	93.20	5.70	0.116	0.077	0.045	0.238	0.18	0.32
					109.56	111.05	1.49	0.226	0.098	0.029	0.353	0.14	0.31
					117.95	118.45	0.50	0.280	0.236	0.086	0.602	0.40	0.56

Previously released
LK-04-16	791	213	200	-50	143.00	154.00	11.00	0.394	0.251	0.122	0.767	0.56	0.74
Including					146.40	149.00	2.60	0.588	0.441	0.143	1.171	0.89	1.54

Qualified Person and Quality Assurance and Control

Dennis Gorc P. Geol., Manager of Research and Acquisitions, is acting as the Qualified Person, "QP" for Platinum Group Metals Ltd., for this release. He is registered with the Professional Engineers and Geoscientist of British Columbia and the Association of Professional Geoscientists of Ontario. He also directed this drilling program. Drill core was sawn with half being retained for future study. The samples collected from the second half of the drill core was placed in containers sealed on site and tagged with a secure chain-of-custody security seal before being transported to the ALS Chemex (Thunder Bay) sample preparation facility. ALS Chemex upon receiving a sample shipment examined all containers to confirm that the attached security tag was intact and that the sealed container was also intact and has not been opened.  PTM has inserted duplicates, blanks and standards in the assay sample stream as a part of its internal Quality Assurance and Quality Control program ("QAQC").  All samples were analyzed by ALS-Chemex Labs (Vancouver) for platinum, palladium, and gold by their PGM-ICP23

(30g fire assay - ICP finish) that included their own internal quality control program of standards and for nickel and copper by their ME-ICP61 method (27 elements by HF-HNO3-HClO4 acid digestion, HCl leach and ICP-AES).  Samples, which returned overlimits (>10,000 ppm Cu, >10,000 ppm Ni) and or which returned >2,500 ppm Ni or >2,500 ppm Cu were analyzed for nickel or copper using their AA62 method Cu, Ni overlimits by HF-HNO3-HClO4 acid digestion, HCl leach and AAS finish.

ABOUT PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa. PTM holds significant mineral rights in the northern and western limbs of the Bushveld Intrusive Complex in South Africa and continues to acquire additional mineral rights in South Africa. PTM has two active drill programs in the north limb and has recently received permits for drilling on a large land position in the western limb. The Bushveld Complex is the source of most of the world's platinum.

The Company is also the largest mineral rights holders in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario.  PTM also has a separate active joint venture at Agnew Lake, Ontario with Pacific Northwest Capital Corporation and Anglo Platinum Corporation Limited, the world's largest producer of platinum.

PTM is a widely held public company with numerous large institutional shareholders in Canada, the USA and the UK.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President, Director

For further information contact:
John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	R. Michael Jones, President Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 - 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 - 409 Granville Street Vancouver BC, V6C 1T2

Telephone: (604) 899-5450     Facsimile: (604) 484-4710

Item 2.            Date of Material Change

                        August 19, 2004

ITEM 3.                PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated Aug 19, 2004 to the TSX-VE

ITEM 4.                SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd announces that it has accelerated the initial drilling program at its War Springs Platinum Project in the North Limb of the Bushveld Complex, South Africa by adding a second drill rig. A third rig may be added in the weeks ahead. The increased effort on the project is based on the intersection of near surface lithologies of pyroxenite and norites with sulphide mineralization (chalcopyrite, pyrrhotite and pentlandite) similar to that of the known Platreef style of mineralization.

ITEM 5.            FULL DESCRIPTION OF MATERIAL CHANGE

See News Release dated August 19, 2004.

ITEM 6.           RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH  COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.          OMITTED INFORMATION

N/A

ITEM 8.                SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO  Phone: (604) 899-5450

ITEM 9.              STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 19th day of August, 2004.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

800 - 409 Granville Street, Vancouver BC, V6C 1T2

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 04-89	News Release	August 19, 2004

War Springs Platinum Project Accelerated

Platinum Group Metals Ltd. (PTM-TSXV) announces that it has accelerated the initial drilling program at its War Springs Platinum Project in the North Limb of the Bushveld Complex, South Africa by adding a second drill rig. A third rig may be added in the weeks ahead. The increased effort on the project is based on the intersection of near surface lithologies of pyroxenite and norites with sulphide mineralization (chalcopyrite, pyrrhotite and pentlandite) similar to that of the known Platreef style of mineralization. Lithologies found in the first two drill hole cores correlate very well with surface geology, geophysics, and nickel-copper-palladium anomalies in soils. The soil anomalies start near the Bushveld intrusion contact and cover approximately 250 metres of unadjusted surface thickness. The Platreef is estimated to strike across the War Springs Property for approximately 5 kilometres. The future scope and scale of the PTM drill program will be determined with the initial assays expected in mid September 2004. Details of the correlation of surface geology, geophysics and nickel-copper-palladium anomalies in the soils can be seen in the corporate presentation on the PTM website:

(http://www.platinumgroupmetals.net/presentation_aug2004/slide1.htm).

The War Springs Project covers an area of 2,396 hectares (9.2 square miles). The project is located 17 kilometres (10.5 miles) south on trend along the Platreef contact from the Anglo Platinum PPRust open pit platinum mine (Reserves of 315 million tonnes at 2.66 g/t 4 PGE, platinum, palladium, rhodium and gold, Anglo American Platinum Corporation 2003 annual report). War Springs lies 7 kilometres (4.3 miles) south on trend along the Platreef contact from Ivanhoe Nickel and Platinum's Turfspruit Project.

PTM holds a 70% option interest in the War Springs Project. Taung Minerals and Africa Wide Investment Holdings each hold a 15% interest carried to feasibility, details of which have been previously announced. Africa Wide and Taung are black economic empowerment companies; through their participation the project already exceeds the 10-year target of 26% black economic empowerment.

QUALIFIED PERSON

Mr. Willie Visser is acting as the Qualified Person, "QP" for Platinum Group Metals (RSA) (Pty) Ltd., "PTM RSA" a wholly owned subsidiary of PTM, for this release on the War Springs Platinum Project.  He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400279/04). Mr. Visser is the Exploration Manager for PTM RSA with 15 years experience as a geologist, including senior Resource Manager experience. Information on regional deposits has been acquired from public information and is believed to be reliable.

ABOUT PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa.

PTM holds significant mineral rights in the northern and western Bushveld Platinum Complex and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex.

The Company is also completing a Phase 3 drill program on the Lakemount Nickel Copper PGE project near Wawa Ontario.

PTM is one of the largest mineral rights holders in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario and PTM has a separate active joint venture with Anglo Platinum, the world's largest producer of platinum, near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President, Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 - 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.